                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                           For the month of May, 2010

                                  TEFRON LTD.
                (Translation of registrant's name into English)

           IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated
May 20, 2010, relating to the Registrant's financial results for the first quarter of 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TEFRON LTD.
                                  (Registrant)

                                  By: /s/ Eran Rotem
                                  ------------------
                                  Name: Eran Rotem
                                  Title: Chief Financial Officer

                                  By: /s/ Hanoch Zlotnik
                                  ----------------------
                                  Name: Hanoch Zlotnik
                                  Title: Treasurer

Date: May 23, 2010

                   TEFRON REPORTS FIRST QUARTER 2010 RESULTS

MISGAV, ISRAEL, MAY 20, 2010 - TEFRON LTD. (OTC:TFRFF; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the first quarter of 2010.

FIRST QUARTER 2010 RESULTS

Tefron reported revenues for the first quarter of 2010 of $25.8 million. This compares with revenues of $22.3 million in the fourth quarter of 2009 and $47 million in the first quarter of 2009. The Company reported a gross profit in the first quarter of $0.9 million, compared with a gross loss of $2.16 million in the fourth quarter of 2009 and a gross profit of $5.5 million in the first quarter of 2009. Operating loss for the first quarter of 2010 was $3.6 million, compared with an operating loss of $5.6 million for the fourth quarter of 2009 and an operating loss of $0.3 million in the first quarter of 2009. Net loss for the first quarter of 2010 was $3.3 million, equivalent to a loss of $1.5 per diluted share, compared with net loss of $4.7 million in the prior fourth quarter, or a loss of $2.2 per diluted share, and net income of $0.1 million in the first quarter of 2009, equivalent to earnings per diluted share of $0.1.

Commenting on the results, CEO Amit Meridor, said, "In the first quarter we successfully completed the financial restructuring of Tefron culminating in the agreement with the banks on March 2, 2010 and the rights issue at the end of the quarter on March 25, 2010. The sales and operational results reported today met the targets we presented to the Board of Directors in our budget. We are pleased that having achieved these results, we can now focus on the next stage of the turnaround program with the implementation of stricter quality control, enhanced manufacturing effectiveness and efficiency and more consistent, dependable customer service."

--------------------------------------------------------------------------------
ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIMWEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, THE GAP, J.C. PENNEY, WALL-MART, LULULEMON ATHLETICA,
CALVIN KLEIN, MAIDENFORM, PATAGONIA, REEBOK, , AND EL CORTE ENGLESE, AS WELL AS
OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS. THE COMPANY'S PRODUCT LINE
INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS, LEGGINGS, CROP, T-SHIRTS,
NIGHTWEAR, BODYSUITS, SWIMWEAR, BEACH WEAR AND ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

      o     THE EFFECT OF THE WORLDWIDE RECESSION ON OUR SALES TO OUR CUSTOMERS
            IN THE UNITED STATES AND IN EUROPE AND ON OUR ABILITY TO FINANCE OUR
            OPERATIONS;

      o     OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME
            VOLUMES OR ON THE SAME TERMS;

      o     THE FAILURE OF ANY OF OUR PRINCIPAL CUSTOMERS TO SATISFY ITS PAYMENT
            OBLIGATIONS TO US;

      o     THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
            CHANGES IN FASHION PREFERENCES;

      o     THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
            THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
            SEAMLESS MARKET IN WHICH WE OPERATE;

      o     THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
            INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND
            IMPORT QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
            DIVISION)

      o     FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

      o     THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
            RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
            COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
            TRENDS;

      o     THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF
            OUR EXPANSION INTO NEW PRODUCT LINES;

      o     OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE
            MAINTENANCE OF OUR MACHINERY;

      o     THE FLUCTUATIONS COSTS OF RAW MATERIALS;

      o     OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR
            MANUFACTURING PROCESS

      o     OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY
            OUR DEBT;

      o     POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
            INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:
ERAN ROTEM
CHIEF FINANCIAL OFFICER
+972 4 990 0881
reran@tefron.com

TABLE 1: SALES BY SEGMENTS
--------------------------------------------------------------------------------

                     Three months ended             Three months ended                 Year ended
                       March 31, 2010                 March 31, 2009                December 31, 2009
              -----------------------------   -----------------------------   ------------------------------
Segment        USD Thousands     % of total    USD Thousands     % of total    USD Thousands      % of total
-------       --------------    -----------   --------------    -----------   --------------     -----------

Cut & sew          14,349           55.7%          25,334           53.9%           53,232           46.1%
                   ------          -----           ------          -----           -------          -----
Seamless           11,424           44.3%          21,651           46.1%           62,306           53.9%
                   ------          -----           ------          -----           -------          -----
Total              25,773          100.0%          46,985          100.0%          115,538          100.0%
                   ------          -----           ------          -----           -------          -----

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                                  Three months ended              Three months ended                    Year ended
                                    March 31, 2010                  March 31, 2009                    December 31, 2009
                           -------------------------------    ---------------------------       --------------------------
Product line               USD Thousands       % of total     USD Thousands   % of total        USD Thousands   % of total
------------              --------------      -----------    --------------  -----------       --------------  -----------

Intimate Apparel                  13,014             50.5%         20,017               42.6%        64,143        55.5%
                          --------------       ----------       ---------      -------------       --------      ------
Active wear                        2,329              9.0%          8,743               18.6%        21,533        18.6%
                          --------------       ----------       ---------      -------------       --------      ------
Swimwear                          10,430             40.5%         18,225               38.8%        29,862        25.8%
                          --------------       ----------       ---------      -------------       --------      ------
Total                             25,773            100.0%         46,985              100.0%       115,538       100.0%
                          --------------       ----------       ---------      -------------       --------      ------

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                MARCH 31,               DECEMBER 31,
                                                  ----------------------------------  -------------------
                                                        2010               2009              2009
                                                  -----------------  ---------------  -------------------
                                                                UNAUDITED                  AUDITED
                                                  ----------------------------------  -------------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                       $             326  $           211  $             1,904
  Short-term investments                                        737            1,149                  737
  Trade receivables, net                                     14,974           30,595               14,597
  Other accounts receivable and prepaid expenses              2,971            4,312                2,892
  Inventories                                                21,348           26,026               19,778
                                                  -----------------  ---------------  -------------------

TOTAL current assets                                         40,356           62,293               39,908
                                                  -----------------  ---------------  -------------------

NON- CURRENT ASSETS:
  Subordinated note                                              --            2,400                   --
  Deferred taxes, net                                         1,220               --                1,409
  Property, plant and equipment, net                         54,706           62,613               56,920
  Intangible assets, net                                        857            1,921                  960
                                                  -----------------  ---------------  -------------------

                                                             56,783           66,934               59,289
                                                  -----------------  ---------------  -------------------

TOTAL assets                                      $          97,139  $       129,227  $            99,197
                                                  =================  ===============  ===================

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                           MARCH 31,
                                                            ------------------------------------       DECEMBER 31,
                                                                  2010                2009                 2009
                                                            ----------------   -----------------   ------------------
                                                                           UNAUDITED                    AUDITED
                                                            ------------------------------------   ------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                   $          2,971   $          24,262   $           25,847
   Trade payables                                                     18,215              24,769               15,042
   Other accounts payable and accrued expenses                         4,346               6,970                5,666
                                                            ----------------   -----------------   ------------------

 TOTAL current liabilities                                            25,532              56,001               46,555
                                                            ----------------   -----------------   ------------------

 LONG-TERM LIABILITIES:
   Long term loans from banks (net of current maturities)             19,790                  --                   --
   Other accounts payable                                              1,454               1,432                1,838
   Accrued severance pay, net                                            648               1,413                  729
   Deferred taxes, net                                                 1,906               6,688                3,080
                                                            ----------------   -----------------   ------------------

 TOTAL long-term liabilities                                          23,798               9,533                5,647
                                                            ----------------   -----------------   ------------------

 SHAREHOLDERS' EQUITY:
   Share capital -
   Ordinary shares                                                    10,351               7,518                7,518
   Additional paid-in capital                                        108,782             107,161              107,522
   Accumulated deficit                                               (63,920)            (43,594)             (60,666)
   Less - 99,740 Ordinary shares in treasury, at cost                 (7,408)             (7,408)              (7,408)
   Other capital reserve                                                   4                (231)                  29
                                                            ----------------   -----------------   ------------------

                                                                      47,809              63,446               46,995
                                                            ----------------   -----------------   ------------------
 Employee stock options in subsidiary                                     --                 247                   --
                                                            ----------------   -----------------   ------------------
 TOTAL shareholders' equity                                           47,809              63,693               46,995
                                                            ----------------   -----------------   ------------------

 TOTAL liabilities and shareholders' equity                 $         97,139   $         129,227   $           99,197
                                                            ================   =================   ==================

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                       THREE MONTHS ENDED
                                                                            MARCH 31,                      YEAR ENDED
                                                              -------------------------------------        DECEMBER 31,
                                                                    2010                2009                  2009
                                                              ----------------   ------------------   --------------------
                                                                             UNAUDITED                      AUDITED
                                                              -------------------------------------   --------------------

Sales                                                         $         25,773   $           46,985   $            115,538
Cost of sales                                                           24,829               41,520                119,339
                                                              ----------------   ------------------   --------------------

Gross profit (loss)                                                        944                5,465                 (3,801)
Selling, general and administrative expenses                             4,519                5,798                 17,621
Other income                                                                --                   --                   (496)
                                                              ----------------   ------------------   --------------------

Operating loss                                                          (3,575)                (333)               (20,926)
Loss from early repayment of subordinated note
   receivable                                                               --                   --                 (1,285)
Financial expenses (income), net                                           538                 (494)                   512
                                                              ----------------   ------------------   --------------------

Income (loss) before taxes on income                                    (4,113)                 161                (22,723)
Taxes on income (tax benefit)                                             (859)                  16                 (5,330)
                                                              ----------------   ------------------   --------------------

Net income (loss)                                             $         (3,254)  $              145   $            (17,579)
                                                              ================   ==================   ====================

Basic and diluted net earnings (losses) per share:
  Basic net earnings (losses) per share                       $           (1.5)  $              0.1   $               (8.1)
                                                              ================   ==================   ====================
  Diluted net earnings (losses) per share                     $           (1.5)  $              0.1   $               (8.1)
                                                              ================   ==================   ====================

Weighted average number of shares used for computing basic
  earnings (losses) per share                                        2,178,746            2,137,178              2,137,178
                                                              ================   ==================   ====================

Weighted average number of shares used for computing diluted
  earnings (losses) per share                                        2,178,746            2,137,178              2,137,178
                                                              ================   ==================   ====================

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                        THREE MONTHS ENDED           YEAR ENDED
                                                                            MARCH 31,                DECEMBER 31,
                                                               ----------------------------------   --------------
                                                                      2010             2009              2009
                                                               -----------------   --------------   --------------
                                                                            UNAUDITED                   AUDITED
                                                               ----------------------------------   --------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                            $          (3,254)  $          145   $      (17,393)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation of property, plant and equipment and
      intangible assets                                                    2,340            2,213            9,256
    Compensation related to options granted to employees                      70               57              171
    Impairment reversal of property, plant and equipment and
      intangible assets                                                       --               --             (496)
    Inventory write-off                                                      297              480            2,808
    Extinguishment of contingent consideration against profit
      or loss                                                                 --               --             (399)
    Change in employee benefit liabilities, net                              (81)            (756)            (850)
    Loss from early repayment of subordinated note receivable                 --               --              (75)
    Deferred taxes, net                                                     (985)            (209)          (5,364)
    Loss (gain) on disposal of property, plant and equipment                  --               --            1,285
    Decrease (increase) in trade receivables, net                           (377)          (7,149)           8,849
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                                      (294)             499            1,497
    Decrease (increase) in inventories                                    (1,867)           5,619            9,730
    Increase (decrease) in trade payables                                  3,173             (398)         (10,125)
    Decrease in other accounts payable and accrued expenses               (1,514)          (1,052)            (428)
                                                               -----------------   --------------   --------------

Net cash used in operating activities                                     (2,496)            (568)          (1,476)
                                                               -----------------   --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                  (22)            (232)            (611)
  Purchase of intangible assets                                               (1)             (26)             (75)
  Contingent consideration paid                                               --               --             (271)
  Proceeds from sale of property, plant and equipment                          4               18               18
  Proceeds from early repayment loss from subordinated note
    receivable                                                                --               --            1,715
                                                               -----------------   --------------   --------------

Net cash provided by (used in) investing activities                          (19)            (240)             776
                                                               -----------------   --------------   --------------

                                       10

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    THREE MONTHS ENDED
                                                                         MARCH 31,                YEAR ENDED
                                                          ----------------------------------     DECEMBER 31,
                                                                2010               2009             2009
                                                          -----------------   --------------   --------------
                                                                        UNAUDITED                  AUDITED
                                                          ----------------------------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Short-term bank credit, net                             $         (11,275)  $          491   $        4,923
  Repayment of long-term bank loans                                 (11,601)          (1,038)          (3,885)
  Proceeds from long-term bank loans                                 20,000               --               --
  Issue of shares (net of issue expenses)                             3,813               --               --
                                                          -----------------   --------------   --------------

Net cash provided by (used in)financing activities                      937             (547)           1,038
                                                          -----------------   --------------   --------------

Increase (decrease) in cash and cash equivalents                     (1,578)          (1,355)             338
Cash and cash equivalents at the beginning of the period              1,904            1,566            1,566
                                                          -----------------   --------------   --------------

Cash and cash equivalents at the end of the period        $             326   $          211   $        1,904
                                                          =================   ==============   ==============

                                       11